KUTAK ROCK LLP

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JOSEPH O. KAVAN joseph.kavan@kutakrock.com (402) 346-6000	July 19, 2006

VIA FACSIMILE AND EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

RE:	First Montauk Financial Corp.
Schedule 13D/A filed July 13, 2006, by Edward H. Okun and FMFG Ownership, Inc.
File No. 005-18864

Dear Mr. Duchovny:

We are in receipt of your letter dated July 17, 2006 wherein you make comments to the Schedule 13D/A filed by Edward H. Okun and FMFG Ownership, Inc. on July 13, 2006, relating to First Montauk Financial Corp. For your convenience, we have restated each comment in its entirety with the response of Mr. Okun and FMFG Ownership, Inc., as applicable, following immediately thereafter. Please be advised that contemporaneously with the transmission of this letter, we have filed an amended Schedule 13D that effects the amendments described in the responses below.

Sincerely,

/s/ Joseph O. Kavan
Joseph O. Kavan

1. Refer to the disclosure in Item 4 with respect to the ability of the filing persons to approve the merger agreement between First Montauk Financial and FMFG Ownership and to our prior comment 3. Based on our telephone conversations today, we understand that the filing persons do not yet have the ability to ensure the vote of the common stock and series B preferred stock, voting together as a class, for the approval of the merger agreement, contrary to the disclosure in clause (iii) of the third paragraph of this item. Please revise.

Response 1: Mr. Okun and FMFG Ownership have revised their disclosure in clause (iii) of the third paragraph of Item 4 and in clause (iii) of the third paragraph of Item 6 to accurately describe that neither Mr. Okun nor FMFG Ownership have sufficient shares of common stock and series B preferred stock, voting together as a class, to ensure the vote of the common stock and Series B preferred stock as regards to the merger agreement between First Montauk Financial and FMFG Ownership.

2. We reissue comment 4. Note that the instruction to Item 5(c) of Schedule 13D requires the disclosure of, among other items, the price per security for the transactions described in Item 5 and where and when the transactions took place.

Response 2: Per the instruction to Item 5(c) of Schedule 13D, Mr. Okun and FMFG Ownership have revised Item 5(c) of Schedule 13D to disclose the price per security for the transactions described in Item 5 as well as where and when the transactions took place.

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